SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of Febreuary, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES TAKES DELIVERY OF NEW BOEING 737 NEXT GENERATION AIRCRAFT

NEWS RELEASE	CONTACT:	Patricia Roquebert – Panama
(507)304-2672 Carmina Reyes – U.S. (210)222-1933

COPA AIRLINES TAKES DELIVERY OF
NEW BOEING 737 NEXT GENERATION AIRCRAFT

PANAMA, Feb. 13, 2009 -- Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), has added  a new Boeing 737-800 Next Generation aircraft  to its fleet, one of the youngest in the industry with an average age of  4.3 years.

             “This aircraft delivery is a reflection of Copa Airlines’ continued growth and helps strengthen our leadership position in Latin American aviation with a product that is both attractive to our passengers and extremely efficient for our business,” said Pedro Heilbron, CEO of Copa Airlines.

The high-tech Boeing Next Generation aircraft are designed for performance and reliability.  In addition, all Copa aircraft are equipped with environmentally friendly features such as winglets that help reduce airport noise, fuel consumption and greenhouse gases.

The comfortable Boeing 737-800 aircraft has a spacious interior, large overhead baggage compartments, seats with adjustable headrests and a 12-channel audio-visual entertainment system.  It seats 160 passengers -- 16 in Business Class (Clase Ejecutiva), and 144 in the main cabin.

 The aircraft acquisition is part of Copa Airlines’ expansion plan.  Copa now has a total of 43 of the most modern and efficient aircraft available on the market.

About Copa Holdings, S.A.
Copa Holdings, through its Copa Airlines and Aero República operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  From the U.S., Copa offers nonstop service to Panama 20 times a week from Miami; daily from New York City (JFK) and Los Angeles; five times a week from Washington, D.C. (Dulles); and 13 times a week from Orlando.  Aero República, the second-largest air carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, in May 2008, Aero Republica increased international service by launching direct daily flights to Caracas, Venezuela, from the cities of Bogota and Medellin..  For more information, visit www.copaair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 02/13/2009	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO